Exhibit 99.1

Starfield Engages PwC to Assist in Assessing Strategic Options

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Nov. 12, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") wishes to announce that it has engaged PricewaterhouseCoopers Inc. ("PwC") to assist management and the board of directors of Starfield in assessing its strategic options. PwC is a leading provider of advisory services to mining companies around the world and is well equipped to assist Starfield in determining how to best advance the Company and maximize the potential value of the business for its stakeholders.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California; and two gold properties currently leased/joint ventured in Nevada.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

SOURCE: Starfield Resources Inc.

%CIK: 0001074795

For further information:

Philip S. Martin
President and CEO
416-860-0400 ext. 222
pmartin@starfieldres.com

Wayne Fraser
Chief Financial Officer
416-860-0400 ext. 223
wfraser@starfieldres.com

Investor Relations
416-860-0400
info@starfieldres.com

CO: Starfield Resources Inc.

CNW 09:45e 12-NOV-12